SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

PROCERA NETWORKS, INC.

(Name of Subject Company (Issuer))

KDR ACQUISITION, INC.

KDR HOLDING, INC.

(Name of Filing Persons (Offerors))

FRANCISCO PARTNERS IV, L.P.

FRANCISCO PARTNERS IV-A, L.P.

(Names of Filing Persons (Others))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

74269U203

(CUSIP Number of Class of Securities)

Andrew Kowal

KDR Acquisition, Inc.

KDR Holding, Inc.

c/o Francisco Partners

One Letterman Drive

Building C – Suite 410

San Francisco, CA 94129

(415) 418-9200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Michael J. Kennedy

Jeffrey C. Wolf

Shearman & Sterling LLP

Four Embarcadero Center, Suite 3800

San Francisco, CA 94111

(415) 616-1100

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$240,880,690	$27,990
*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Procera Networks, Inc. (“Procera”), at a purchase price of $11.50 per Share, net to the seller in cash, without interest thereon and subject to deduction for any withholding taxes. The underlying value of the transaction was calculated based on the sum of: (i) 20,788,385 issued and outstanding Shares (including 85,000 unvested restricted stock awards), multiplied by $11.50 per Share; (ii) 241,679 Shares underlying outstanding options with an exercise price that is less than $11.50 per Share which are vested or scheduled to vest prior to the outside date of the offer, multiplied by $5.33 per Share (which is equal to the difference between $11.50 and $6.17, the weighted average exercise price of such options that have an exercise price that is less than $11.50 per Share); and (iii) 45,749 Shares subject to outstanding restricted stock units which are scheduled to vest prior to the outside date of the offer, multiplied by $11.50 per Share. The calculation of the filing fee is based on information provided by Procera as of April 19, 2015.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $27,990	Filing party: KDR Acquisition, Inc.
KDR Holding, Inc. Francisco Partners IV, L.P. Francisco Partners IV-A, L.P.
Form or Registration No.: Schedule TO-T	Date filed: May 6, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments or supplements thereto, the “Schedule TO”) previously filed by KDR Acquisition, Inc. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of KDR Holding, Inc. (“Parent”), a Delaware corporation, with the Securities and Exchange Commission on May 6, 2015. The Schedule TO relates to the cash tender offer by Purchaser to purchase all of the issued and outstanding shares of the common stock, par value $0.001 per share (the “Shares”), of Procera Networks, Inc. (“Procera”), a Delaware corporation, at $11.50 per Share, net to the seller in cash, without interest thereon and subject to deduction for any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase for Cash, dated May 6, 2015 (together with any subsequent amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”) that accompanied such Offer to Purchase, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Except as set forth below, the information set forth in the Schedule TO and the Offer to Purchase remains unchanged and is incorporated herein by reference. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.

Items 1 through 9 and 11.

The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

The subsection entitled “Foreign Anti-Trust Laws” under Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended by inserting the following text as a new paragraph at the end of that subsection:

“On May 13, 2015, the German Federal Cartel Office issued a clearance decision under the German Act against Restraints of Competition (the “GWB”) in connection with the Offer and the Merger, thereby confirming that the Offer and the Merger do not satisfy the criteria for prohibition pursuant to the GWB. Accordingly, the condition to the Offer relating to the receipt of such clearance has been satisfied.”

The subsection entitled “Certain Litigation” under Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Certain Litigation. Ten putative stockholder class action complaints challenging the Offer, the Merger and the transactions contemplated thereby were filed on behalf of purported classes of stockholders of Procera in the Court of Chancery of the State of Delaware (the “Chancery Court”). These complaints are: (i) Sverdlov v. Procera Networks, Inc., et al., Case No. 10951, filed on April 28, 2015, (ii) Feniello v. Brear, et al., Case No. 10952, filed on April 28, 2015, (iii) Lemmon v. Brear, et al., Case No. 10961, filed on April 29, 2015 (the “Lemmon Case”), (iv) Clark v. Procera Networks, Inc., et al., Case No. 10968, filed on April 29, 2015, (v) Torpey v. Procera Networks, Inc., et al., Case No. 10969, filed on April 29, 2015, (vi) Schiller v. Procera Networks, Inc., et al., Case No. 10971, filed on April 30, 2015, (vii) Rosenfeld v. Procera Networks, Inc., et al., Case No. 10973, filed on April 30, 2015, (viii) Stupar v. Procera Networks, Inc., et al., Case No. 10975, filed on May 1, 2015, (ix) Yochelson v. Saponas, et al., Case No. 10998, filed on May 7, 2015, and (x) Lim v. Procera Networks, Inc., et al., Case No. 10999, filed on May 7, 2015 (collectively, the “Complaints”). On May 5, 2015, the Lemmon Case was voluntarily dismissed without prejudice.

On May 12, 2015, the Chancery Court issued orders (i) consolidating the Complaints, other than the Lemmon Case, under the caption, In re Procera Networks, Inc. Stockholders Litigation, Consolidated C.A. No. 10951-VCL (the “Consolidated Action”), and (ii) appointing co-lead counsel and Delaware counsel to the plaintiffs (the “Plaintiffs”) in the Consolidated Action.

On May 13, 2015, the Plaintiffs filed an amended verified class action complaint (the “Consolidated Complaint”), naming as defendants Procera, the members of the Procera Board, the Sponsors, Parent and Purchaser (collectively, the “Defendants”). In general, the Consolidated Complaint alleges, among other matters, that the members of the Procera Board breached their fiduciary duties by: (i) agreeing to an inadequate Offer Price for the Shares, (ii)

engaging in self-dealing, (iii) accepting unreasonable deal protection measures in the Merger Agreement that dissuade other potential bidders from making competing offers, and (iv) omitting certain material information in the Schedule 14D-9. The Consolidated Complaint also alleges that Procera, the Sponsors, Parent and Purchaser aided and abetted the members of the Procera Board in breaching their fiduciary duties.

The Consolidated Complaint seeks certification as a class, injunctive relief, monetary damages, an award of attorneys’ fees, other costs and fees, and such other equitable relief that the Chancery Court may deem just and proper.

The Consolidated Action is in its early stages and it is not possible to determine the potential outcome of the Consolidated Action or to make any estimate of probable losses at this time. Each of the Defendants believes that the Consolidated Action is without merit and intends to vigorously defend against all allegations that have been asserted.”

Section 7—“Certain Information Concerning Procera” of the Offer to Purchase is hereby amended by deleting the last sentence in that Section.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

KDR ACQUISITION, INC.

By:	/s/ Andrew Kowal
Name:	Andrew Kowal
Title:	President

KDR HOLDING, INC.

By:	/s/ Andrew Kowal
Name:	Andrew Kowal
Title:	President

FRANCISCO PARTNERS IV, L.P.

By:	FRANCISCO PARTNERS GP IV, L.P.
Its:	General Partner

By:	FRANCISCO PARTNERS GP IV MANAGEMENT LIMITED
Its:	General Partner

By:	/s/ Andrew Kowal
Name:	Andrew Kowal
Title:	Managing Director

FRANCISCO PARTNERS IV-A, L.P.

By:	FRANCISCO PARTNERS GP IV, L.P.
Its:	General Partner

By:	FRANCISCO PARTNERS GP IV MANAGEMENT LIMITED
Its:	General Partner

By:	/s/ Andrew Kowal
Name:	Andrew Kowal
Title:	Managing Director

Date: May 18, 2015